Exhibit 99.4 Press Release



PRESS RELEASE                       For More Information Contact:
April 16, 1999                      David M. Bradley, President
                                    North Central Bancshares, Inc.
                                    825 Central Avenue
                                    Fort Dodge, Iowa 50501
                                    515-576-7531


     NORTH CENTRAL BANCSHARES, INC. ANNOUNCES FIRST QUARTER 1999 EARNINGS
                                (Nasdaq: FFFD)

Fort Dodge, Iowa -- North Central Bancshares, Inc., (the "Company") the holding company for First Federal Savings Bank of Iowa (the "Bank"), announced today that the Company earned $1,058,000, or diluted earnings per shares of $0.36, for the first quarter of 1999, compared to $1,106,000, or diluted earnings per share of $0.34, for the first quarter of 1998.

As of the close of business on January 30, 1998, the Bank completed the acquisition of Valley Financial Corp. pursuant to an Agreement and Plan of Merger, dated as of September 18, 1997. The acquisition resulted in the merger of Valley Financial's wholly owned subsidiary, Valley Savings Bank, FSB, with and into the Bank, with the Bank as the resulting financial institution. Valley Savings, headquartered in Burlington, Iowa, was a federally-charted stock savings bank with three branch offices located in southeastern Iowa, with assets of approximately $110 million. The former offices of Valley Savings are being operated as a division of the Bank.

The acquisition was accounted for as a purchase transaction and therefore, the operating results of the former offices of Valley Savings Bank are included in the 1998 operating results of the Company only from the date of acquisition through March 31, 1998. Therefore, the comparison between periods is significantly impacted by this acquisition.

Stockholders of record on March 16, 1999, received a quarterly cash dividend of $0.10 per share, a 25% increase from the cash dividend of $0.08 per share paid during the previous quarter.

Total assets at March 31, 1999 were $334.4 million as compared to $336.7 million at December 31, 1998. The decrease in assets resulted primarily from decreases in interest-bearing cash and loans, offset by increases in securities available for sale. Interest-bearing cash decreased $2.4 million, or 18.4% from $13.2 million at December 31, 1998 to $10.8 million at March 31, 1999. Loans decreased by $513,000, or 0.2% from $254.0 million at December 31, 1998 to $253.5 million at March 31, 1999. Securities available for sale increased $2.2 million, or 4.3% from $49.9 million at December 31, 1998 to $52.0 million at March 31, 1999.

                                   - MORE -

Deposits decreased $969,000, or 0.4% from $246.7 million at December 31, 1998 to $245.7 million at March 31, 1999. Other borrowed funds decreased $1.0 million, or 2.6% from $38.8 million at December 31, 1998 to $37.8 million at March 31, 1999.

The unaudited pro forma consolidated statement of income, for the three months ended March 31, 1998, presented in this press release is based on the historical financial statements of the Company and Valley Financial and was prepared as if the Acquisition had occurred as of the beginning of the period for purposes of the combined consolidated statement of income.

The pro forma financial statement of income is not necessarily indicative of the results of operations that might have occurred had the Acquisition taken place at the beginning of the period, or to project the Company' results of operations at any future date or for any future period.

Nonperforming assets were 0.17% of total assets as of March 31, 1999 compared to 0.34% of total assets as of December 31, 1998. The allowance for loan losses was $2.7 million or 1.05% of total loans at March 31, 1999, compared to $2.7 million or 1.03% of total loans at December 31, 1998.

The net interest spread for the three months ended March 31, 1999 of 2.92% was increased from the pro forma net interest spread of 2.81% for the three months ended March 31, 1998. The net interest margin for the three months ended March 31, 1999 was 3.49% compared to the pro forma net interest margin of 3.50% for the three months ended March 31, 1998. Net interest income for the three months ended March 31, 1999 was $2.8 million, compared to pro forma net interest income of $2.8 million for the corresponding period a year ago.

The Bank's provision for loan losses was $30,000 for the three months ended March 31, 1999, compared to pro forma provision for loan losses of $60,000 for the corresponding period a year ago. The Company establishes provisions for loan losses, which are charged to operations, in order to maintain the allowance for loan losses at a level which is deemed to be appropriate based upon an assessment of prior conditions, the volume and type of loans in the Bank's portfolio, and other factors related to the collectibility of the Bank's loan portfolio.

Stockholders' equity was $48.8 million at March 31, 1999, compared to $48.2 million at December 31, 1998. Book value, or stockholders' equity, per share at March 31, 1999 was $16.49 and was $16.26 at December 31, 1998. The ratio of stockholders' equity to total assets was 14.6% at March 31, 1999, as compared to 14.3% at December 31, 1998.

North Central Bancshares, Inc. serves north central and southeastern Iowa at 7 full service locations in Fort Dodge, Nevada, Ames, Burlington and Mount Pleasant, Iowa through its wholly-owned subsidiary, First Federal Savings Bank of Iowa, headquartered in Fort Dodge, Iowa. The Bank's deposits are insured by the Federal Deposit Insurance Corporation. The Company's stock is traded on The Nasdaq National Market under the symbol "FFFD".

For more information contact:  David M. Bradley, President, 515-576-7531

FINANCIAL HIGHLIGHTS OF NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(Dollars in Thousands, except per share and share    March 31, 1999   December 31, 1998
data)
                                                     ---------------  ------------------
Assets
  Cash and cash equivalents                              $   12,307          $   15,637
  Securities available for sale                              52,047              49,883
  Loans (net of allowance of loan loss of $2.7
      million and $2.7 million, respectively)               253,519             254,032
  Goodwill                                                    6,270               6,388
  Other assets                                               10,273              10,750
                                                         ----------          ----------
 Total Assets                                            $  334,416          $  336,690
                                                         ==========          ==========
Liabilities
  Deposits                                               $  245,721          $  246,690
  Other borrowed funds                                       37,805              38,832
  Other liabilities                                           2,134               2,961
                                                         ----------          ----------
    Total Liabilities                                       285,660             288,483

 Stockholders' Equity                                        48,756              48,207
                                                         ----------          ----------
    Total Liabilities and Stockholders' Equity           $  334,416          $  336,690
                                                         ==========          ==========
 Stockholders' equity to total assets                         14.58%              14.32%
                                                         ==========          ==========
 Book value per share                                    $    16.49          $    16.26
                                                         ==========          ==========
 Total shares outstanding                                 2,957,242           2,964,449
                                                         ==========          ==========

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Dollars in Thousands, except per share data)

                                                      For the Three Months
                                                        Ended March 31,
                                                        1999       1998
                                                      ---------  ---------
  Interest income                                        $5,967     $5,465
  Interest expense                                        3,200      2,873
                                                         ------     ------
     Net interest income                                  2,767      2,592
  Provision for loan loss                                    30         60
                                                         ------     ------
     Net interest income after provision for loan loss    2,737      2,532
  Noninterest income                                        920        760
  Gain on the sale of securities available for sale          --         55
  Noninterest expense                                     2,054      1,634
                                                         ------     ------
     Income before income taxes                           1,603      1,713
  Income taxes                                              545        607
                                                         ------     ------
     Net income                                          $1,058     $1,106
                                                         ======     ======

  Basic earnings per share                               $ 0.37     $ 0.35
                                                         ======     ======
  Diluted earnings per share                             $ 0.36     $ 0.34
                                                         ======     ======

SELECTED FINANCIAL RATIOS

                                                         For the Three Months
                                                           Ended March 31,

                                                           1999        1998
                                                        ----------  ----------
Performance ratios:
 Net interest spread                                         2.92%       2.86%
 Net interest margin                                         3.49%       3.68%
 Return on average assets                                    1.27%       1.49%
 Return on average equity                                    8.71%       8.67%
 Efficiency ratio (noninterest expense divided by the
    sum of net interest income before provision for         55.71%      47.96%
    loan losses plus noninterest income)


                                           March 31, 1999   December 31, 1998
                                           ---------------  ------------------
Asset Quality Ratios:
 Nonaccrual loans to total net loans                 0.11%               0.38%
 Nonperforming assets to total assets                0.17%               0.34%
 Allowance for loan losses as a percent
    of total loans receivable                        1.05%               1.03%

CONDENSED CONSOLIDATED STATEMENTS OF INCOME


                                                      For the Three Months
                                                        Ended March 31,
                                                       Actual   ProForma*
                                                        1999       1998
                                                      --------  ----------
Interest income                                         $5,967      $6,088
Interest expense                                         3,200       3,323
                                                        ------      ------
 Net interest income                                     2,767       2,765
Provision for loan loss                                     30          60
                                                        ------      ------
 Net interest income after provision for loan loss       2,737       2,705
Noninterest income                                         920         821
Gain on the sale of securities available for sale           --          55
Noninterest expense                                      2,054       1,988
                                                        ------      ------
 Income before income taxes                              1,603       1,593
Income taxes                                               545         588
                                                        ------      ------
 Net income                                             $1,058      $1,005
                                                        ======      ======

*See explanatory note below.

SELECTED FINANCIAL RATIOS

                                                          For the Three Months
                                                            Ended March 31,
                                                          Actual     ProForma*
                                                           1999        1998
                                                         ---------  -----------
Performance ratios:
   Net interest spread                                       2.92%        2.81%
   Net interest margin                                       3.49%        3.50%
   Return on average assets                                  1.27%        1.20%
   Return on average equity                                  8.71%        7.89%
   Efficiency ratio (noninterest expense divided by the
      sum of net interest income before provision for
      loan losses plus noninterest income)                  55.71%       54.60%

*See explanatory note below.

*PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF INCOME (UNAUDITED)

The above unaudited pro forma consolidated statement of income presented is based on the historical financial statements of the Company and Valley Financial. The unaudited pro forma consolidated statements of income for the three months ended March 31, 1998 was prepared as if the Acquisition had occurred as of the beginning of the respective period for purposes of the combined consolidated statements of income.

The pro forma statement of income is not necessarily indicative of the results of operations that might have occurred had the Acquisition taken place at the beginning of the period, or to project the Company' results of operations at any future date or for any future period.